United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Gulfstream International Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

402738 108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

_____________

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 402738 108	SCHEDULE 13G	Page 1 of 8

(1) Names of reporting persons.	Hillson Partners Limited Partnership
(2) Check the appropriate box if a member of a group	(a) Not Applicable
(see instructions)	(b) Not Applicable
(3) SEC use only.
(4) Citizenship or place of organization.	Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power.	245,000
(6) Shared voting power.	0
(7) Sole dispositive power.	245,000
(8) Shared dispositive power.	0
(9) Aggregate amount beneficially owned by each reporting person.	245,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).	Not Applicable
(11) Percent of class represented by amount in Row (9).	8.2%
(12) Type of reporting person (see instructions).	PN

(1) Names of reporting persons.	Hillson Financial Management, Inc.
(2) Check the appropriate box if a member of a group	(a) Not Applicable
(see instructions)	(b) Not Applicable
(3) SEC use only.
(4) Citizenship or place of organization.	Maryland
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power.	0
(6) Shared voting power.	245,000
(7) Sole dispositive power.	0
(8) Shared dispositive power.	245,000
(9) Aggregate amount beneficially owned by each reporting person.	245,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).	Not Applicable
(11) Percent of class represented by amount in Row (9).	8.2%
(12) Type of reporting person (see instructions).	CO

CUSIP No. 402738 108	SCHEDULE 13G	Page 2 of 8

(1) Names of reporting persons.	Hillson Investments, LLC
(2) Check the appropriate box if a member of a group	(a) Not Applicable
(see instructions)	(b) Not Applicable
(3) SEC use only.
(4) Citizenship or place of organization.	Maryland
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power.	40,000
(6) Shared voting power.	245,000
(7) Sole dispositive power.	40,000
(8) Shared dispositive power.	245,000
(9) Aggregate amount beneficially owned by each reporting person.	285,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).	Not Applicable
(11) Percent of class represented by amount in Row (9).	9.5%
(12) Type of reporting person (see instructions).	OO

(1) Names of reporting persons.	Daniel H. Abramowitz
(2) Check the appropriate box if a member of a group	(a) Not Applicable
(see instructions)	(b) Not Applicable
(3) SEC use only.
(4) Citizenship or place of organization.	USA
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power.	287,000
(6) Shared voting power.	0
(7) Sole dispositive power.	287,000
(8) Shared dispositive power.	0
(9) Aggregate amount beneficially owned by each reporting person.	287,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).	Not Applicable
(11) Percent of class represented by amount in Row (9).	9.6%
(12) Type of reporting person (see instructions).	IN

CUSIP No. 402738 108	SCHEDULE 13G	Page 3 of 8

Item 1.

(a)	Name of issuer:

Gulfstream International Group, Inc.

(b)	Address of issuer’s principal executive offices:

3201 Griffin Road, 4th Floor

Fort Lauderdale, Florida 33312

Item 2.

(a)	Name of person filing:

(i)	Hillson Partners Limited Partnership, a Delaware limited partnership, with respect to shares of common stock directly owned by it and shares of common stock issuable under a warrant held by it.
(ii)

Hillson Financial Management, Inc., a Maryland corporation, with respect to shares of common stock directly owned by Hillson Partners Limited Partnership and shares of common stock issuable under a warrant held by Hillson Partners Limited Partnership.

(iii)

Hillson Investments, LLC, a Maryland limited liability company, with respect to shares of common stock directly owned by Hillson Partners Limited Partnership and Hillson Private Partners II, LP, a Maryland limited partnership, and shares of common stock issuable under a warrant held by Hillson Partners Limited Partnership.

(iv)

Daniel H. Abramowitz, with respect to shares of common stock directly owned by Hillson Partners Limited Partnership and Hillson Private Partners II, LP, shares of common stock issuable under a warrant held by Hillson Partners Limited Partnership, and shares of common stock issuable upon exercise of stock options held by Mr. Abramowitz.

The foregoing persons, sometimes collectively referred to herein as the “Reporting Persons,” have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Act of 1934, as amended.

(b)	Address of principal business office or, if none, residence:

110 North Washington Street, Suite 401

Rockville, Maryland 20850

(c)	Citizenship:

Hillson Partners Limited Partnership	Delaware
Hillson Financial Management, Inc.	Maryland
Hillson Investments, LLC	Maryland
Daniel H. Abramowitz	United States of America

(d)	Title of class of securities:

Common Stock, par value $0.01 per share, of Gulfstream International Group, Inc.

(e)	CUSIP No.:

402738 108

CUSIP No. 402738 108	SCHEDULE 13G	Page 4 of 8

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Hillson Partners Limited Partnership	245,000
Hillson Financial Management, Inc.	245,000
Hillson Investments, LLC	285,000
Daniel H. Abramowitz	287,000

(b)	Percent of class:

Hillson Partners Limited Partnership	8.2%
Hillson Financial Management, Inc.	8.2%
Hillson Investments, LLC	9.5%
Daniel H. Abramowitz	9.6%

CUSIP No. 402738 108	SCHEDULE 13G	Page 5 of 8

(c)       Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Hillson Partners Limited Partnership	245,000
Hillson Financial Management, Inc.	0
Hillson Investments, LLC	40,000
Daniel H. Abramowitz	287,000

(ii) Shared power to vote or to direct the vote:

Hillson Partners Limited Partnership	0
Hillson Financial Management, Inc.	245,000
Hillson Investments, LLC	245,000
Daniel H. Abramowitz	0

(iii) Sole power to dispose or to direct the disposition of:

Hillson Partners Limited Partnership	245,000
Hillson Financial Management, Inc.	0
Hillson Investments, LLC	40,000
Daniel H. Abramowitz	287,000

(iv) Shared power to dispose or to direct the disposition of:

Hillson Partners Limited Partnership	0
Hillson Financial Management, Inc.	245,000
Hillson Investments, LLC	245,000
Daniel H. Abramowitz	0

Item 5.

Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.    ☐

Item 6.

Ownership of More than Five Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable

CUSIP No. 402738 108	SCHEDULE 13G	Page 6 of 8

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

Item 8.

Identification and Classification of Members of the Group. If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9.

Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed. If required, by members of the group, in their individual capacity. See Item 5.

Not Applicable

Item 10.	Certifications.

Not Applicable

CUSIP No. 402738 108	SCHEDULE 13G	Page 7 of 8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2008

HILLSON PARTNERS LIMITED PARTNERSHIP
HILLSON FINANCIAL MANAGEMENT, INC.
HILLSON INVESTMENTS, LLC

By: /s/ Daniel H. Abramowitz
Daniel H. Abramowitz
Authorized signatory

/s/ Daniel H. Abramowitz

Daniel H. Abramowitz

CUSIP No. 402738 108	SCHEDULE 13G	Page 8 of 8

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunder, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: February 14, 2008

HILLSON PARTNERS LIMITED PARTNERSHIP
HILLSON FINANCIAL MANAGEMENT, INC.
HILLSON INVESTMENTS, LLC

By: /s/ Daniel H. Abramowitz
Daniel H. Abramowitz
Authorized signatory

/s/ Daniel H. Abramowitz

Daniel H. Abramowitz